EXHIBIT 99.1

Evaxion to present new data for EVX-04, an off-the-shelf therapeutic vaccine for acute myeloid leukemia, at the EHA 2026 Congress

  Data will reflect the functional characterization of EVX-04
  Poster presentation on June 13, 2026

COPENHAGEN, Denmark, May 12, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, will announce the functional characterization of EVX-04, an off-the-shelf therapeutic acute myeloid leukemia (AML) vaccine, in a poster presentation at the European Hematology Association (EHA) 2026 Congress taking place in Stockholm, Sweden, June 11-14, 2026.

The new preclinical data will represent another step towards clinical testing of EVX-04. Evaxion plans to submit a clinical trial application in the second half of 2026.

“We are happy with the progression of the EVX-04 program and are looking forward to sharing new data at the EHA 2026 Congress, one of the most important events in the hematology field. This will be a great opportunity for us to discuss the data and development plans for EVX-04 with both scientific experts and potential business partners,” says Birgitte Rønø, CSO & COO of Evaxion.

Presentations details:
Abstract title: Preclinical characterization of EVX-04, an AI-designed off-the-shelf cancer vaccine targeting endogenous retroviral antigens in acute myeloid leukemia
Poster#: PS2306
Session: Poster session 2
Date/Time: June 13, 2026, at 18:45-19:45 CET/12:45-13:45 ET
Presenter: Søren Vester Kofoed, Research Scientist at Evaxion

About EVX-04
Developed with our AI-Immunology™ platform, EVX-04 targets non-conventional endogenous retrovirus (ERV) tumor antigens from the dark genome. These antigens are selectively expressed in specific tumors but absent in normal tissue, making them highly attractive therapeutic cancer targets.

Using sequencing data from AML patients, our AI-Immunology™ platform first identified ERV tumor antigens and then mined these to determine smaller fragments with the potential for immune recognition. From the five million ERV antigens fragments discovered, AI-Immunology™ combined and selected 16 optimal sets of ERV fragments based on their cross-patient relevance and immunogenic potential. All 16 ERV fragments included in EVX-04 elicit a specific immune response and EVX-04 prevents tumor growth in preclinical tumor models.

The data-driven target selection ensures that EVX-04 provides broad tumor coverage regardless of immune and tumor ERV antigen differences across patients. Thus, EVX-04 is developed as an off-the-shelf vaccine preproduced and ready for immediate administration after diagnosis. The same concept is broadly applicable across cancers where immunotherapies remain inadequate and conserved immunogenic antigens can be identified.

About AML
AML is an aggressive hematologic malignancy characterized by the clonal expansion of undifferentiated myeloid precursor cells (AML blasts) in the bone marrow. The malignant proliferation leads to suppression of normal hematopoiesis, resulting in cytopenia, increased susceptibility to infections, bleeding, and fatigue (Döhner et al. 2022).

AML is the most frequent leukemia. It occurs across all age groups; however, it is predominantly a disease observed in older adults with a median age at diagnosis of 68 years.

Approximately 50% of AML patients are considered fit for intensive chemotherapy and stem cell transplantation. This combination is associated with a long-term overall survival rate of only 40% in younger patients and less than 10% in fit older patients.

For the approximately 50% not fit for intensive treatment, typically the elderly, the standard of care is low-intensity chemotherapy. Remissions are, however, short lived with a 3‐year overall survival rate at only 25% reported (Kantarjian et al. 2025).

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.